SEC 09059349 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/2007 (MM/DD/YY) AND ENDING 11/28/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Hudson
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section

JAN 27 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, the undersigned, members of Goldman Sachs Execution and Clearing, L.P., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of November 28, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and the supplemental schedules as of November 28, 2008, have been or will be made available to Executive Officers of the Company

[signature]
Signature

Brian Duggan
Name

Managing Director
Title

[signature]
Signature

Mark W. Holloway
Name

Chief Financial Officer
Title

Joanne Olsen
Notary Public

January 23, 2009
Date

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159510
Qualified in Richmond County
Term Expires Jan. 22, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Schedule of Segregation Requirements and funds in Segregation pursuant to CEA Rule 1.32.
- ☒ (p) Schedule of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to CFTC Regulation 30.7.
- ☒ (q) Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Execution & Clearing, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. and its subsidiaries (the "Company") at November 28, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2009

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

As of November 28, 2008
(in thousands)

Assets	
Cash and cash equivalents	$ 20,155
Cash and securities segregated for regulatory and other purposes (includes $9,084,010 at fair value)	11,958,510
Collateralized agreements:	
Financial instruments purchased under agreements to resell, at fair value	1,841,170
Securities borrowed	5,628,348
Receivables from brokers, dealers and clearing organizations	3,027,000
Receivables from customers and counterparties	7,154,720
Financial instruments owned, at fair value	32,234
Financial instruments owned and pledged as collateral, at fair value	1,732,746
Total financial instruments owned, at fair value	1,764,980
Other assets	284,568
Total assets	$ 31,679,451
Liabilities and Partners' Capital	
Unsecured short-term borrowings	$ 1,856,071
Secured short-term borrowings	1,123,000
Short-term borrowings	2,979,071
Collateralized financings:	
Financial instruments sold under agreements to repurchase, at fair value	640,385
Securities loaned	10,193,053
Payables to brokers, dealers and clearing organizations	803,054
Payables to customers and counterparties	12,304,556
Financial instruments sold, but not yet purchased, at fair value	1,452,863
Other liabilities and accrued expenses	733,615
Total liabilities	29,106,597
Commitments, contingencies and guarantees	
Subordinated borrowings	1,355,000
Partners' capital	1,217,820
Accumulated other comprehensive income	34
Total partners' capital	1,217,854
Total liabilities and partners' capital	$ 31,679,451

The accompanying notes are an integral part of
this consolidated statement of financial condition.

Note 1. Description of Business

Goldman Sachs Execution & Clearing, L.P. (GSEC), a limited partnership, registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the Company), is a wholly owned subsidiary of SLK LLC, a limited liability company. SLK LLC is owned by Goldman Sachs Trade Management LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc. ("Group Inc"), a Delaware Corporation and a bank holding company.

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Trading and Principal Investments.** The Company engages in floor-based and electronic market making as a Designated Market Maker ("DMM") on U.S. equities exchanges. These products consist of equity securities, including exchange traded funds (ETF's) and options, as well as the hedging of these products with fixed income products and derivatives.

- **Commissions and Clearance.** The Company facilitates and finances transactions with a diverse group of corporations, financial institutions, government, hedge funds and individuals. It executes and clears customer transactions on major stock, options and futures exchanges worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition includes the accounts of GSEC and all other entities in which the Company has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE) under generally accepted accounting principles.

- **Voting Interest Entities.** Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entities' activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements", as amended. The usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has a majority voting interest.

- **Variable Interest Entities.** VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46-R, "Consolidation of Variable Interest Entities," the Company consolidates VIEs for which it is the primary beneficiary. The Company determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, its capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the Company performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the Company utilizes the "top down" method.

Under that method, the Company calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the Company's position in the capital structure of the VIE, under various probability-weighted scenarios. The Company reassesses its initial evaluation of an entity as a VIE and its initial determination of whether the Company is the primary beneficiary of a VIE upon the occurrence of certain reconsideration events as defined in FIN No. 46-R.

- **Other.** If the Company does not consolidate an entity it accounts for its investment at fair value.

Unless otherwise stated herein, all references to November 2008 refer to the Company's fiscal year ended or the date, as the context requires, November 28, 2008.

Use of Estimates

This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these are estimates and assumptions related to fair value measurements, the accounting for identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statement of financial condition on a trade date basis, pursuant principally to specialized industry accounting for broker-dealers, Statement of Financial Accounting Standards ("SFAS') No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," (i.e., the fair value option).

Other Financial Assets and Financial Liabilities at Fair Value. In addition to "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the Company has elected to account for certain of the Company's other financial assets and financial liabilities at fair value under the fair value option.

Such financial assets and financial liabilities accounted for at fair value include resale and repurchase agreements.

Fair Value Measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices.

The Company adopted SFAS No. 157, "Fair Value Measurements," as of the beginning of 2007. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

During the fourth quarter of 2008, both the FASB and the staff of the SEC re-emphasized the importance of sound fair value measurement in financial reporting. In October 2008, the FASB issued FASB Staff Position FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." This statement clarifies that determining fair value in an inactive or dislocated market depends on facts and circumstances and requires significant management judgment. Specifically, this statement specifies that it is acceptable to use inputs based on management estimates or assumptions, or for management to make adjustments to observable inputs to determine fair value when markets are not active and relevant observable inputs are not available. The Company's fair value measurement policies are consistent with the guidance in FSP FAS No. 157-3.

In determining fair value, the Company separates its "Total financial instruments owned, at fair value" and its "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash instruments and derivative contracts.

- **Cash Instruments.** The Company's cash instruments are generally classified within level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, active listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

- **Derivative Contracts.** Derivative contracts can be exchange-traded or over-the-counter (OTC). The Company does not trade or carry any OTC derivative contracts. Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives within portfolios using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying cash instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings.

- **Resale and Repurchase Agreements.** Financial instruments under agreements to resell and financial instruments sold under agreements to repurchase, principally U.S. government and federal agency obligations, represent collateralized financing transactions. The Company receives financial instruments under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. As noted above, resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value as allowed by SFAS No. 159. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy. Resale and repurchase agreements are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," are satisfied. The Company conducts its financial instruments under agreements to resell and financial instruments sold under agreements to repurchase transactions substantially with Goldman Sachs and Company ("GSCO").

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are generally collateralized by cash, securities or letters of credit. The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Securities borrowed and loaned within Securities Services, relating to both customer activities and, to a lesser extent, certain Company financing activities, are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on-demand, they exhibit little, if any, sensitivity to changes in interest rates. The Company conducts its securities borrowed and loaned transactions substantially with GSCO and Goldman Sachs International ("GSI").

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales under SFAS No. 140, when the Company has relinquished control over the transferred assets.

Share-Based Compensation

The Company participates in the share-based compensation plans of Group Inc. Group Inc. accounts for share-based compensation in accordance with SFAS No. 123-R, "Share-Based Payment." The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately.

Share-based employee awards that require future service are amortized over the relevant service period. Group Inc. adopted SFAS No. 123-R under the modified prospective adoption method. Under that method of adoption, the provisions of SFAS No. 123-R are generally applied only to share-based awards granted subsequent to adoption. Share-based awards held by employees that were retirement-eligible on the date of adoption of SFAS No. 123-R must continue to be amortized over the stated service period of the award (and accelerated if the employee actually retires).

The company pays cash dividend equivalents on outstanding restricted stock units ("RSUs"). Dividend equivalents paid on restricted stock units are generally charged to retained earnings.

In certain cases, primarily related to the death of an employee or conflicted employment (as outlined in the applicable award agreements), the Company may cash settle share-based compensation awards. For awards accounted for as equity instruments, "Additional paid-in capital" is adjusted to the extent of the difference between the current value of the award and the grant-date value of the award.

Identifiable Intangible Assets

Identifiable intangible assets, which consist primarily of DMM rights, are amortized over their estimated useful lives in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets". Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are recorded at cost and included in "Other assets" in the consolidated statement of financial condition.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the Company has ceased using the space and management has concluded that the Company will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Income Taxes

The Company is taxed as a corporation for U.S. federal income tax purposes. The Company also continues to be subject to taxes in foreign jurisdictions on certain of its operations. The Company is included with Group Inc. and subsidiaries in the consolidated corporate tax return as well as the consolidated/combined state and local tax returns. The Company computes its tax liability as if it was filing a tax return on a separate company basis and will settle such liability with Group Inc. pursuant to the tax sharing agreement.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes."

The Company adopted the provisions of FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," as of December 1, 2007. FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the consolidated statement of financial condition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. FIN No. 48 also provides guidance on derecognition, classification, interim period accounting and accounting for interest and penalties.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

FASB Staff Position (FSP) FAS No. 140-3. In February 2008, the FASB issued FSP FAS No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." FSP No. 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS No. 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to new transactions entered into after the date of adoption. Early adoption is prohibited. The Company does not expect adoption of FSP FAS No. 140-3 to have a material effect on its financial condition.

SFAS No. 161. In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect the Company's financial condition.

FASB Staff Position FAS No. 133-1 and FIN 45-4. In September 2008, the FASB issued FSP FAS No. 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161." FSP FAS No. 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to exclude credit derivative instruments accounted for at fair value under SFAS No. 133. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP FAS No. 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP FAS No. 133-1 and FIN 45-4 did not have an effect on the Company's financial condition.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the Company's total financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2008	
	Assets	Liabilities
Money market instruments	$ 100,000	$ -
U.S. government and federal agency obligations	10,486	123,956
Equities and convertible debentures	1,654,494	1,328,907
Total	$ 1,764,980	$ 1,452,863

As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Due to the Company's business lines of trading as a DMM and market maker of listed securities on U.S. equities exchanges, all of GSEC's financial instruments owned at fair value are Level 1 securities. The NYSE Euronext ("NYX") investment is a Level 1 security due to the restrictions of the NYSE Archipelago Exchange merger agreement being removed.

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The Company's financial instruments under agreements to resell are collateralized by U.S. government and federal agency obligations. As of November 2008, the Company did not have credit exposure to any other counterparty that exceeded 2% of the Company's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. The Company does not trade or carry any OTC derivatives. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

The Company enters into derivative transactions to facilitate client transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the Company may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract. Derivative contracts are reported on a net-by-counterparty basis in the Company's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, presented in accordance with the Company's netting policy. As of November 2008 the Company does not hold any option contracts.

Collateralized Transactions

The Company receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies and corporations, as well as equities. These transactions are conducted primarily with GSCO.

In many cases, the Company is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements and other secured financings, collateralizing derivative transactions and meeting Company or customer settlement requirements. As of November 2008, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was $24.0 billion, of which the Company delivered or repledged $23.9 billion.

The Company also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Total financial instruments owned pledged to counterparties that have the right to deliver or repledge are included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition and was $1.7 billion as of November 2008. Total financial instruments owned pledged in connection with repurchase agreements, securities lending agreements and other secured financing to counterparties that did not have the right to sell or repledge are included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition and was $3.4 million as of November 2008.

Note 4. Variable Interest Entity (VIE)

The Company has a VIE investment. The entity, Just Options LLC was formed to provide option trading and clearing facilities for traders and market makers who became members of Just Options LLC. The Company provided the majority of capital to fund the entity. According to the revenue sharing agreement combined with the capital investment, the Company continues to be the primary beneficiary of the VIE and due to this we are required to consolidate the entity as a subsidiary.

Note 5. Short-Term Borrowings

The Company obtains unsecured short-term borrowings primarily from Group Inc. at floating rates of interest, which are based on prevailing market rates. As of November 2008, these borrowings were $1.9 billion. The Company has an external third party line of credit of up to $1.5 billion. This is a secured facility with the Company pledging collateral to the third party. At November 28, 2008 the Company has $1.1 billion outstanding on this loan. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 6. Subordinated Borrowings

Subordinated borrowings are obtained from Group Inc. As of November 2008, outstanding subordinated borrowings with Group Inc. bear interest at floating rates and total approximately $1.4 billion. The borrowing agreement contains an automatic rollover provision, whereby the maturity date will be extended an additional year, provided the borrower does not give notice of repayment on or before the day seven months preceding the then in effect maturity date. Amounts borrowed under this subordinated loan agreement bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value due to the floating rates.

Note 7. Commitments, Contingencies and Guarantees

Commitments

Letters of Credit. The Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $2.2 billion as of November 2008.

Leases. The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2011. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, are set forth below (in thousands):

	Minimum rental payments
2009	$ 6,460
2010	5,793
2011	1,834
Total	$ 14,087

Contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition.

Guarantees

The Company enters into various derivative contracts that meet the definition of a guarantee under FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, See "— Recent Accounting Developments" for further information on FSP FAS No. 133-1 and FIN 45-4.

In the ordinary course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company's maximum payout under these guarantees and indemnifications was $20 million as of November 2008. Management believes that it is unlikely the Company will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2008.

Note 8. Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets (in thousands):

		As of November 2008
New York Stock Exchange (NYSE) Designated Market Maker rights	Gross carrying amount	$ 319,564
	Accumulated amortization	(134,970)
	Net carrying amount	$ 184,594

All of the Company's identifiable intangible assets are considered to have finite lives and are amortized over their estimated useful lives. The weighted average remaining life of the Company's identifiable intangibles is approximately 12 years.

Note 9. Other Assets and Other Liabilities

Other Assets

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the Company's other assets by type (in thousands):

	As of November 2008
Property, leasehold improvements and equipment	$ 5,163
Identifiable intangible assets	184,594
Income tax-related assets	9,833
Investment in third party ventures	5,692
Exchange memberships	19,176
Miscellaneous receivables and other	60,110
Total	$ 284,568

Other Liabilities

Other liabilities and accrued expenses primarily include compensation and benefits, litigation liabilities, tax-related payables, deferred revenue and other payables. The following table sets forth the Company's other liabilities and accrued expenses by type (in thousands):

	As of November 2008
Compensation and benefits	$ 38,117
Income tax-related liabilities	511,148
Accrued expenses and other payables	184,350
Total	$ 733,615

Note 10. Employee Benefit Plans

The Company's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Certain benefits are also provided to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the Company maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents covered under the U.S. program.

Defined Contribution Plans

The Company contributes to a Group Inc. employer-sponsored U.S. defined contribution plan.

Note 11. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, awards with performance conditions and other shared-based awards to employees of the Company. In the second quarter of 2003, the Amended SIP was approved, effective for grants after April 1, 2003.

Other Compensation Arrangements

Group Inc. maintains a deferred compensation plan for eligible employees. In general, under the plan, participants are able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants are able to nominally invest their deferrals in certain alternatives available under the plan. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the Company is not entitled to a corresponding tax deduction until the amounts are distributed. Beginning with the 2008 year,

these deferred compensation plans were frozen with respect to new contributions and the plans were terminated. Participants generally will receive distributions of their benefits in 2009 except that no payments will be accelerated for certain senior executives.

Group Inc. has a discount stock program through which Participating Managing Directors may be permitted to acquire restricted stock units at an effective 25% discount (for 2008 year end compensation, the program was suspended, and no individual was permitted to acquire discounted restricted stock units thereunder). In prior years, the 25% discount was effected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units are 100% vested when granted, but the shares underlying them generally were subject to certain transfer restrictions (which were waived in December 2008 except for certain senior executives). The shares underlying the restricted stock units that are granted in order to effect the 25% discount will generally vest in equal installments on the second and third anniversaries following the grant date upon vesting and were subject to certain transfer restrictions (which were waived in December 2008 except for certain senior executives).

Restricted Stock Units

Group Inc. issues restricted stock units to employees of the Company under the Amended SIP primarily in connection with year-end compensation. The subsequent amortization of the cost of these restricted stock units is allocated to the Company by Group Inc. In all cases, delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements.

Stock Options

Stock options granted by Group Inc. to employees of the Company generally vest as outlined in the applicable stock option agreement and generally first become exercisable on or after the third anniversary of the grant date. Other than the options granted in December 2007 related to 2007 compensation, no options were granted during fiscal 2008. Year-end stock options for 2007 become exercisable in January 2011 and expire on November 24, 2017. Shares received on exercise prior to January 2013 for year-end 2007 can not be sold, transferred or otherwise disposed of until January 2013. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement.

Note 12. Related Party Transactions

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from Group Inc. and affiliates are reflected in the consolidated statement of financial condition as set forth below (in thousands):

Assets		
Cash and securities segregated for regulatory and other purposes	$	9,084,010
Collateralized agreements:		
Financial instruments under agreements to resell, at fair value		1,841,170
Securities borrowed		5,628,348
Receivables from brokers, dealers and clearing organizations		876,378
Other assets		42,046
Liabilities		
Unsecured short-term borrowings	$	1,856,071
Collateralized financings:		
Financial instruments sold under agreements to repurchase, at fair value		640,385
Securities loaned		10,193,053
Payables to brokers, dealers and clearing organizations		449,680
Other liabilities and accrued expenses		60,924
Subordinated borrowings		1,355,000

Note 13. Income Taxes

The Company adopted the provisions of FIN No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," as of December 1, 2007. As of November 2008, the Company did not record a FIN No. 48 liability.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the Company's deferred tax assets and liabilities are set forth below:

Deferred tax assets	
Compensation and benefits	$ 21,327
Other, net	4,289
Total deferred tax assets	$ 25,616
Deferred tax liabilities	
Unrealized gains	$ 10,363
Depreciation and amortization	5,560
Total deferred tax liabilities	$ 15,923

No valuation allowance was required and there was no change in the valuation allowance during the year.

Note 14. Net Capital Requirement

On September 21, 2008, the Group, Inc. became a bank holding company regulated by the Board of Governors of the Federal Reserve System, as a consolidated entity. Subsequent to year ended November 2008, the Board approved a change in the Group, Inc. fiscal year-end from the last Friday of November to the last Friday of December. The change is effective for the 2009 fiscal year. Prior to this, Group Inc. was subject to regulation by the SEC as a Consolidated Supervised Entity (CSE) and was subject to group-wide supervision and examination by the SEC and to minimum capital standards on a consolidated basis. On September 26, 2008, the SEC announced that it was ending the CSE program. GSEC remains subject to regulation by the SEC.

GSEC is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GSEC has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2008, GSEC had regulatory net capital, as defined, of $1.38 billion of which $1.29 billion exceeded the minimum net capital requirement of $88.9 million.

Certain other subsidiaries of GSEC are also subject to Rule 15c3-1, all of which were in compliance as of November 2008. GSEC and certain of its subsidiaries are also subject to additional regulatory requirements of exchanges of which they are members. As of November 2008, these requirements were greater than the minimum requirements under Rule 15c3-1. GSEC's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements. As of November 2008, each entity was in compliance with their respective exchange requirements.

As of November 2008, GSEC made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve amount and value of securities held on deposit in the Reserve Bank account was $2.3 billion.

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

As of November 28, 2008